UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)*

Monster Beverage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

61174X109

(CUSIP Number)

Rodney C. Sacks
1 Monster Way
Corona, California 92879
(951) 739-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Brandon Limited Partnership No. 1

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 11,291,136

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 11,291,136

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,291,136

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Brandon Limited Partnership No. 2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 58,773,888

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 58,773,888

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,773,888

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.6%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Rodney Cyril Sacks

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,404,823

(8)	Shared Voting Power 74,020,520

(9)	Sole Dispositive Power 1,404,823

(10)	Shared Dispositive Power 74,020,520

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 75,425,343

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.2%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilton Hiller Schlosberg

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,856,536

(8)	Shared Voting Power 74,020,520

(9)	Sole Dispositive Power 2,856,536

(10)	Shared Dispositive Power 74,020,520

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 76,877,056

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.4%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings V, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings VI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings VIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings IX, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 361,356

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 361,356

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 361,356

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XVI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XVIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 927,656

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 927,656

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 927,656

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XIX, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XX, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XXI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XXIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 1,464,320

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 1,464,320

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,320

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XXIV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 489,124

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 489,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 489,124

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XXV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 268,000

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 268,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 268,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XXVI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 2,760,700

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 2,760,700

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,700

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.3%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

Introduction

This Amendment No. 30 (“Amendment No. 30”) amends the statement on Schedule 13D dated November 21, 1990 (the “Original Statement”), as amended by Amendment No. 1 dated March 29, 1991 (“Amendment No. 1”), Amendment No. 2 dated June 11, 1993 (“Amendment No. 2”), Amendment No. 3 dated August 29, 1994 (“Amendment No. 3”), Amendment No. 4 dated November 22, 2004 (“Amendment No. 4”), Amendment No. 5 dated December 1, 2004 (“Amendment No. 5”), Amendment No. 6 dated December 29, 2005 (“Amendment No. 6”), Amendment No. 7 dated January 13, 2006 (“Amendment No. 7”), Amendment No. 8 dated February 2, 2006 (“Amendment No. 8”), Amendment No. 9 dated February 23, 2010 (“Amendment No. 9”), Amendment No. 10 dated November 23, 2010 (“Amendment No. 10”), Amendment No. 11 dated December 16, 2011 (“Amendment No. 11”), Amendment No. 12 dated April 24, 2012 (“Amendment No. 12”), Amendment No. 13 dated May 21, 2012 (“Amendment No. 13”), Amendment No. 14 dated December 17, 2012 (“Amendment No. 14”), Amendment No. 15 dated March 18, 2013 (“Amendment No. 15”), Amendment No. 16 dated July 29, 2013 (“Amendment No. 16”), Amendment No. 17 dated September 16, 2013 (“Amendment No. 17”), Amendment No. 18 dated December 17, 2013 (“Amendment No. 18”), Amendment No. 19 dated August 18, 2014 (“Amendment No. 19”), Amendment No. 20 dated September 16, 2014 (“Amendment No. 20”), Amendment No. 21 dated December 16, 2014 (“Amendment No. 21”), Amendment No. 22 dated March 17, 2015 (“Amendment No. 22”), Amendment No. 23 dated June 16, 2015 (“Amendment No. 23”), Amendment No. 24 dated May 10, 2016 (“Amendment No. 24”), Amendment No. 25 dated June 15, 2016 (“Amendment No. 25”), Amendment No. 26 dated December 14, 2017 (“Amendment No. 26”), Amendment No. 27 dated April 21, 2020 (“Amendment No. 27”), Amendment No. 28 dated December 2, 2022 (“Amendment No. 28”), and Amendment No. 29 dated December 27, 2023 (“Amendment No. 29”) (the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27, Amendment No. 28, Amendment No. 29, and Amendment No. 30 are sometimes referred to herein collectively as this “statement on Schedule 13D”), relating to the common stock, par value $0.005 per share (“Common Stock”), of Monster Beverage Corporation, a corporation organized under the laws of the state of Delaware (the “Company”).  This Amendment No. 30 reflects transactions and developments through May 8, 2024, relating to such persons’ respective holdings of the Company.  The Reporting Persons may be deemed to constitute a “group” and, accordingly, jointly file this Amendment No. 30. A joint filing agreement by the Reporting Persons is filed as an exhibit hereto.

Any capitalized terms used in this Amendment No. 30 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27, Amendment No. 28, and Amendment No. 29.

This Amendment No. 30 is being filed to amend Item 4 as set forth below and to update the number of shares of Common Stock beneficially reported by the Reporting Persons as described herein.

Item 2.	Identity and Background

Item 2(a) is hereby amended by deleting Item 2(a) in its entirety and inserting in lieu thereof the following:

(a) The reporting persons are Brandon Limited Partnership No. 1, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 1”), Brandon Limited Partnership No. 2, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 2”), Rodney Cyril Sacks, a natural person in his individual capacity (“Mr. Sacks”), Hilton Hiller Schlosberg, a natural person in his individual capacity (“Mr. Schlosberg”), Hilrod Holdings IV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod IV”), Hilrod Holdings V, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod V”), Hilrod Holdings VI, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod VI”), Hilrod Holdings VIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod VIII”), Hilrod Holdings IX, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod IX”), Hilrod Holdings XV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XV”), Hilrod Holdings XVI, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XVI”), Hilrod Holdings XVIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XVIII”), Hilrod Holdings XIX, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XIX”), Hilrod Holdings XX, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XX”), Hilrod Holdings XXI, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XXI”), Hilrod Holdings XXIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XXIII”), Hilrod Holdings XXIV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XXIV”), Hilrod Holdings XXV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XXV”), and Hilrod Holdings XXVI, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XXVI”).

The general partners of each of Brandon No. 1, Brandon No. 2, Hilrod IV, Hilrod V, Hilrod VI, Hilrod VIII, Hilrod IX, Hilrod XV, Hilrod XVI, Hilrod XVIII, Hilrod XIX, Hilrod XX, Hilrod XXI, Hilrod XXIII, Hilrod XXIV, Hilrod XXV and Hilrod XXVI are Mr. Sacks and Mr. Schlosberg.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On May 8, 2024, the Company commenced a modified “Dutch auction” tender offer (the “Offer”) to purchase up to 56,603,773 shares of Common Stock for cash at a price per share of not less than $53.00 and not greater than $60.00.  The Offer allows stockholders to tender shares of Common Stock pursuant to either auction tenders, whereby stockholders may indicate how many shares and at what price within the Company’s specified range they wish to tender, or purchase price tenders, whereby stockholders will be deemed to have tendered their shares at the minimum price per share under the Offer. Based on the number of shares of Common Stock tendered and the prices specified by the tendering stockholders, the Company will then determine the lowest price per share within the range that will enable the Company to purchase the maximum number of shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $3.0 billion.  The Offer is subject to a financing condition, “odd lot” priority, proration and conditional tender provisions, as described in the Company’s Offer to Purchase, and is scheduled to expire at 11:59 p.m., New York City time, on June 5, 2024, unless extended or earlier terminated by the Company.  If shares of Common Stock valued at more than $3.0 billion are tendered in the Offer at or below the purchase price, the Company may accept for purchase at the purchase price pursuant to the Offer up to an additional 2% of outstanding shares without extending the expiration time of the Offer.

Messrs. Sacks and Schlosberg have advised the Company that, although no final decision has been made, they may tender up to 610,000 and 610,000 shares, respectively, that they beneficially own in the Offer for investment diversification and estate planning purposes, including shares held by each of them directly and shares held by the other Reporting Persons, in each case, as purchase price tenders.  Assuming that the Reporting Persons tender the 1,220,000 shares referred to above and all such shares are purchased in the Offer, the Reporting Persons will beneficially own an aggregate of 79,377,539 shares immediately following the Offer.  Each of the Reporting Persons reserves the right to elect not to tender any of its shares in the Offer.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) through (c) is hereby amended by deleting Item 5 (a) through (c) in its entirety and inserting in lieu thereof the following:

(a)-(b)  See rows (7) through (10) of the cover pages to this Amendment No. 30 for the number of shares of Common Stock as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  See rows (11) and (13) of the cover pages to this Amendment No. 30 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Percentages calculated in this Amendment No. 30 with respect to Brandon No. 1, Brandon No. 2, Hilrod IV, Hilrod V, Hilrod VI, Hilrod VIII, Hilrod IX, Hilrod XV, Hilrod XVI, Hilrod XVIII, Hilrod XIX, Hilrod XX, Hilrod XXI, Hilrod XXIII, Hilrod XXIV, Hilrod XXV, and Hilrod XXVI are based upon 1,041,723,073 shares of Common Stock outstanding as of April 12, 2024 (the “Aggregate Outstanding Shares”).  Percentages calculated in this Amendment No. 30 with respect to each of Mr. Sacks and Mr. Schlosberg are based upon 1,044,977,567 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 3,254,494 shares of Common Stock that could be acquired within 60 days of May 6, 2024 by each of Mr. Sacks and Mr. Schlosberg upon the exercise of options to purchase Common Stock and upon vesting of restricted stock units (“RSUs”).

As of May 8, 2024, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 80,597,539 shares, or 7.7% of the outstanding Common Stock.  Percentages calculated in this Amendment No. 30 with respect to the Reporting Persons as a group are based upon 1,048,232,061 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 6,508,988 aggregate shares of Common Stock that could be acquired within 60 days of May 8, 2024 by the Reporting Persons upon the exercise of options to purchase Common Stock and upon vesting of RSUs.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Mr. Sacks: (i) 465,989 shares of Common Stock beneficially held by him; (ii) 3,254,494 shares issuable upon exercise of options and upon vesting of RSUs within 60 days of May 8, 2024; (iii) 3,614 shares beneficially held by Hilrod XV because Mr. Sacks is one of Hilrod XV’s general partners; (iv) 4,388 shares beneficially held by Hilrod XVIII because Mr. Sacks is one of Hilrod XVIII’s general partners; (v) 826 shares beneficially held by Hilrod XXIII because Mr. Sacks is one of Hilrod XXIII’s general partners; (vi) 4,891 shares beneficially held by Hilrod XXIV because Mr. Sacks is one of Hilrod XXIV’s general partners; and (vii) 2,680 shares beneficially held by Hilrod XXV because Mr. Sacks is one of Hilrod XXV’s general partners; and (b) with respect to Mr. Schlosberg: (i) 1,917,702 shares of Common Stock beneficially held by him; (ii) 3,254,494 shares issuable upon exercise of options and upon vesting of RSUs within 60 days of May 8, 2024; (iii) 3,614 shares beneficially held by Hilrod XV because Mr. Schlosberg is one of Hilrod XV’s general partners; (iv) 4,388 shares beneficially held by Hilrod XVIII because Mr. Schlosberg is one of Hilrod XVIII’s general partners; (v) 826 shares beneficially held by Hilrod XXIII because Mr. Schlosberg is one of Hilrod XXIII’s general partners; (vi) 4,891 shares beneficially held by Hilrod XXIV because Mr. Schlosberg is one of Hilrod XXIV’s general partners; and (vii) 2,680 shares beneficially held by Hilrod XXV because Mr. Schlosberg is one of Hilrod XXV’s general partners.

(c)          All transactions effected by the Reporting Persons in the Company’s securities during the past 60 days are set forth in Schedule A hereto.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated May 8, 2024

CUSIP No. 61174X109	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2024

BRANDON LIMITED PARTNERSHIP NO. 1

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

BRANDON LIMITED PARTNERSHIP NO. 2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

Hilrod Holdings IV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings V, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings IX, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XVI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XVIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XIX, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XX, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XXI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XXIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XXIV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XXV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XXVI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

/s/ Rodney C. Sacks
RODNEY C. SACKS

/s/ Hilton H. Schlosberg
HILTON H. SCHLOSBERG

EXHIBIT INDEX

1.	Joint Filing Agreement, dated May 8, 2024

SCHEDULE A

The following are the transactions in the Company’s securities within the past 60 days:

	Date of Transaction	No. of Securities Acquired/(Disposed Of)	Average Price Per Security	Range of Prices Per Security
Non-Derivative Securities
Rodney C. Sacks	03/12/2024	25,268 (1)	N/A	N/A
Rodney C. Sacks	03/12/2024	(12,806) (2)	$59.82	N/A
Hilton H. Schlosberg	03/12/2024	25,268 (1)	N/A	N/A
Hilton H. Schlosberg	03/12/2024	(12,806) (2)	$59.82	N/A
Rodney C. Sacks	03/13/2024	(672,307) (3)	$0	N/A
Rodney C. Sacks	03/13/2024	62,331 (4)	$0	N/A
Hilton H. Schlosberg	03/13/2024	(240,125) (3)	$0	N/A
Hilton H. Schlosberg	03/13/2024	62,331 (5)	$0	N/A
Hilton H. Schlosberg	03/13/2024	(673) (6)	$0 (6)	N/A
Hilton H. Schlosberg	03/13/2024	(252) (6)	$0 (6)	N/A
Hilrod Holdings IV, L.P.	03/13/2024	(106,868) (7)	$0	N/A
Hilrod Holdings V, L.P.	03/13/2024	(218,570) (7)	$0	N/A
Hilrod Holdings VI, L.P.	03/13/2024	(647,400) (7)	$0	N/A
Hilrod Holdings VIII, L.P.	03/13/2024	(579,956) (7)	$0	N/A
Hilrod Holdings IX, L.P.	03/13/2024	(462,512) (7)	$0	N/A
Hilrod Holdings XVI, L.P.	03/13/2024	(771,392) (7)	$0	N/A
Hilrod Holdings XIX, L.P.	03/13/2024	(673,544) (7)	$0	N/A
Hilrod Holdings XX, L.P.	03/13/2024	(729,272) (7)	$0	N/A
Hilrod Holdings XXI, L.P.	03/13/2024	(729,272) (7)	$0	N/A
Rodney C. Sacks	03/14/2024	30,734 (1)	N/A	N/A
Rodney C. Sacks	03/14/2024	22,532 (1)	N/A	N/A
Rodney C. Sacks	03/14/2024	198,858 (8)	$0	N/A
Rodney C. Sacks	03/14/2024	(127,778) (9)	$60.30	N/A
Hilton H. Schlosberg	03/14/2024	30,734 (1)	N/A	N/A
Hilton H. Schlosberg	03/14/2024	22,532 (1)	N/A	N/A
Hilton H. Schlosberg	03/14/2024	198,858 (8)	$0	N/A
Hilton H. Schlosberg	03/14/2024	(127,778) (9)	$60.30	N/A
Derivative Securities
Rodney C. Sacks	03/12/2024	(25,268) (10)	N/A	N/A
Hilton H. Schlosberg	03/12/2024	(25,268) (10)	N/A	N/A
Rodney C. Sacks	03/14/2024	153,500	(11)	N/A
Rodney C. Sacks	03/14/2024	(30,734) (10)	N/A	N/A
Rodney C. Sacks	03/14/2024	(22,532) (10)	N/A	N/A
Rodney C. Sacks	03/14/2024	58,000	(12)	N/A
Hilton H. Schlosberg	03/14/2024	153,500	(11)	N/A
Hilton H. Schlosberg	03/14/2024	(30,734) (10)	N/A	N/A
Hilton H. Schlosberg	03/14/2024	(22,532) (10)	N/A	N/A
Hilton H. Schlosberg	03/14/2024	58,000	(12)	N/A

(1)	Represents shares of common stock received in connection with vesting of RSUs.

(2)	Represents shares withheld by the Company to satisfy tax withholding obligations in connection with vesting of RSUs.

(3)	Represents a transfer to trusts with an independent trustee towards the satisfaction of loans.

(4)	Represents the sum of shares received upon distribution of shares by Hilrod Holdings IV, L.P., Hilrod Holdings V, L.P., Hilrod Holdings VI, L.P., Hilrod Holdings VIII, L.P., Hilrod Holdings IX, L.P., Hilrod Holdings XVI, L.P., Hilrod Holdings XIX, L.P., Hilrod Holdings XX, L.P., and Hilrod Holdings XXI, L.P. in respect of Mr. Sacks’ general partnership interest.

(5)	Represents the sum of shares received upon distribution of shares by Hilrod Holdings IV, L.P., Hilrod Holdings V, L.P., Hilrod Holdings VI, L.P., Hilrod Holdings VIII, L.P., Hilrod Holdings IX, L.P., Hilrod Holdings XVI, L.P., Hilrod Holdings XIX, L.P., Hilrod Holdings XX, L.P., and Hilrod Holdings XXI, L.P. in respect of Mr. Schlosberg’s general partnership interest.

(6)	Represents a gift of the Company’s common stock.

(7)	Reflects shares distributed by Hilrod Holdings IV, L.P., Hilrod Holdings V, L.P., Hilrod Holdings VI, L.P., Hilrod Holdings VIII, L.P., Hilrod Holdings IX, L.P., Hilrod Holdings XVI, L.P., Hilrod Holdings XIX, L.P., Hilrod Holdings XX, L.P., and Hilrod Holdings XXI, L.P., as applicable, to their general and limited partners based upon their partnership percentages.

(8)	Represents shares of common stock received upon the achievement of the vesting criteria applicable to performance share units (“PSUs”).

(9)	Represents shares withheld by the Company to satisfy tax withholding obligations in connection with vesting of RSUs and PSUs.

(10)	Represents vesting of RSUs.

(11)	Represents grant of employee stock options that shall vest in three installments as follows: 51,167 shares on March 14, 2025; 51,167 shares on March 14, 2026 and 51,166 shares on March 14, 2027.

(12)	Represents grant of RSUs that shall vest in three installments as follows: 19,333 units on March 14, 2025, 19,333 units on March 14, 2026 and 19,334 units on March 14, 2027.